UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X   **Form C: Offering Statement**

☐   **Form C-U: Progress Update;**

☐   **Form C/A: Amendment to Offering Statement:**

☐

☐   **Form C-AR: Annual Report**

☐   **Form C-AR/A: Amendment to Annual Report**

☐   **Form C-TR: Termination of Reporting**

Name of issuer: Orange Comet, Inc.

Legal status of issuer:

	Form:	Corporation
	Jurisdiction of Incorporation/Organization:	DE
	Date of organization:	06/14/2022

Physical address of issuer: 4100 W Alameda Ave., Suite 203 Burbank, CA 91505

Website of issuer: www.orangecomet.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering
amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the
offering, including the amount of referral and any other fees associated with the offering:
$47,500 onboarding fee + 8.5% of raise amount + $2,000 monthly + $10,000 monthly for marketing

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Common Stock
Target number of securities to be offered: 714
Price (or method for determining price): $7.00
Target offering amount: $4,998
Oversubscriptions accepted: [X] Yes [ ] No
If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis
[X] Other – provide a description: At the Company's discretion
Maximum offering amount (if different from target offering amount): $4,999,995
Deadline to reach the target offering amount: August 7 , 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 27

Total Assets:	Most recent fiscal year-end:	$23,570,000	Prior fiscal year-end:	$15,497,000
Cash & Cash Equivalents:	Most recent fiscal year-end:	$7,322,000	Prior fiscal year-end:	$4,613,000
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$38,000
Short-term Debt:	Most recent fiscal year-end:	$4,848,000	Prior fiscal year-end:	$5,248,000
Long-term Debt:	Most recent fiscal year-end:	$16,494,000	Prior fiscal year-end:	$978,000
Revenues/Sales:	Most recent fiscal year-end:	$367,000	Prior fiscal year-end:	$5,960,000
Cost of Goods Sold:	Most recent fiscal year-end:	$1,072,000	Prior fiscal year-end:	$285,000
Taxes Paid:	Most recent fiscal year-end:	$2,000	Prior fiscal year-end:	$2,000
Net Loss:	Most recent fiscal year-end:	-$20,294,000	Prior fiscal year-end:	-$21,494,000

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code

X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Delaware	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the
requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized
undersigned.


Orange Comet, Inc.
(Issuer)

/s/ Dave Broome, CEO
(Signature and Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the
dates indicated.


/s/ Dave Broome
(Signature)

Director, CEO, Principal Executive Officer
(Title)

August 8, 2024
(Date)

/s/ Erik Nakamura
(Signature)

Principal Accounting and Financial Officer
(Title)

August 8, 2024
(Date)


/s/ Edwards Loew	
(Signature)	
Director, CBO	
(Title)	
August 8, 2024	
(Date)	
/s/ Will Meris	
(Signature)	
Director, President	
(Title)	
August 8, 2024	
(Date)	
/s/ Brian Peterson	
(Signature)	
Director, CAO	
(Title)	
August 8, 2024	
(Date)	

EXHIBIT A TO FORM C – OFFERING STATEMENT

ORANGE COMET, INC.
Target Offering Amount of $4,998
Maximum Offering Amount of $4,999,995

Orange Comet, Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $4,998 ("**Target Offering Amount**"), and up to a maximum of $4,999,995 (714,285 shares) ("**Maximum Offering Amount**") of shares of common stock of the Company (the "**Securities**" or "**Shares**"), at a price of $7.00 per Share (this **"Offering"**). The minimum investment for each investor is $504. We must raise an amount equal to or greater than the Target Offering Amount by August 7, 2025 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up until 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is August 8, 2024.

TABLE OF CONTENTS

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

You should rely only on the information contained in this Form C, including its exhibits. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, including its exhibits, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and its exhibits are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Orange Comet, Inc. was formed in April 2021 and was converted to a Delaware corporation in June of 2022. We build video games on PC, Console, Roblox, and Fortnite ("Gaming Products") around some of the most well-known Hollywood IP in the world, such as NBC/Universal's Fast & Furious, Paramount Pictures' Teenage Mutant Ninja Turtles (TMNT), and AMC's The Walking Dead. These well-established franchises allow us the potential to reach hundreds of millions of pre-existing fans globally.

Additionally, as a dynamic transmedia company, we create our own original IP, providing us the opportunity to build proprietary franchises in gaming, film, television, music, books, and merchandising.

We are building the future of gaming, fandom, and entertainment. Our team of industry experts, with deep experience in game development, along with our award-winning creative team and Hollywood pedigree, has built an exceptional group of game technologists, producers, artists, and programmers. Working at the convergence of games, film, television, music, sports, and graphic novels, we have collectively created and produced some of the biggest franchises in entertainment.

Our advisory board consists of an acclaimed and well-respected group of entertainment industry icons and business leaders. We are represented by the world's leading talent agency, William Morris Endeavor (WME) as further testament to Orange Comet's ability to deliver at the highest level. Leveraging our experience and unique level of Hollywood access, we have earned a reputation to be trusted with the most treasured intellectual properties in all of Hollywood.

Capital Structure

The Company is authorized to issue 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of July 29, 2024, the Company had issued approximately 18,625,210 shares of common stock to approximately 107 holders. The Company has not designated or issued any preferred stock. Following this offering, we will have approximately 19,339,495 shares of common stock outstanding, assuming all offered Shares are sold.

Dividends

The Company has not paid dividends in the past two years and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Transfer Restrictions

Securities purchased pursuant to Regulation CF may not be resold for one year, unless to (i) an immediate family member, (ii) the Company, (iii) an accredited investor, or (iv) through an IPO. Further, as our Shares are not registered under the Securities Act, transfers of our Shares may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Shares and none is likely to develop in the future.

The Offering

We are offering a minimum of $4,998, and a maximum of $4,999,995 in Shares of common stock of the Company at a price of $7.00 per Share. The minimum investment for each investor is $504. If the Target Offering Amount has not been raised by the Offering Deadline of August 7, 2025, this Offering will be terminated and investor funds will be returned without interest or deduction.

For investments made within the first 30 days from the date of this Offering Statement, the Company is offering the following bonuses:

- Invest $1,000
    - 3% Bonus Shares
    - Early Access to beta game(s) for two years

- Invest $2,500
    - 5% Bonus Shares
    - Early Access to beta game(s) for two years
    - Special Edition T-shirt

- Invest $5,000
    - 7% Bonus Shares
    - Early Access to beta game(s) for two years
    - Special Edition T-shirt
    - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $10,000
    - 12% Bonus Shares
    - Early Access to beta game(s) for two years
    - Special Edition HOODIE
    - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $20,000
    - 12% Bonus Shares
    - Name listed as credit on game
    - Exclusive Invite to 2025 Orange Comet Launch Party
    - Early Access to beta game(s) for two years
    - Special Edition HOODIE
    - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $50,000

    Become Immortalized in The Walking Dead Universe!

    - 15% Bonus Shares
    - Name listed as credit on game
    - Exclusive Invite to 2025 Orange Comet Launch Party
    - Early Access to beta game(s) for two years
    - Special Edition HOODIE
    - Limited Edition Prints – production art of game 8x10 (unsigned)
    - Your face digitally sculpted onto a Walker in the official Walking Dead video game and you can terrorize players as YOUR Walker "zombie" self

IF YOU ARE ONE OF THE FIRST TEN (10) INVESTORS WHO INVEST $50,000 or more from the date of this Offering:

- You will ALSO receive an AUTHENTIC WALKER OUTFIT worn in the AMC series!

For investments made after the first 30 days from the date of this Offering Statement, the Company is offering the following bonuses:

- Invest $1,000
  - Early Access to beta game(s) for two years

- Invest $2,500
  - 3% Bonus Shares
  - Early Access to beta game(s) for two years
  - Special Edition T-shirt

- Invest $5,000
  - 5% Bonus Shares
  - Early Access to beta game(s) for two years
  - Special Edition T-shirt
  - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $10,000
  - 10% Bonus Shares
  - Early Access to beta game(s) for two years
  - Special Edition HOODIE
  - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $20,000
  - 12% Bonus Shares
  - Name listed as credit on game
  - Exclusive Invite to 2025 Orange Comet Launch Party
  - Early Access to beta game(s) for two years
  - Special Edition HOODIE
  - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $50,000
  ### *Become Immortalized in The Walking Dead Universe!*
  - 15% Bonus Shares
  - Name listed as credit on game
  - Exclusive Invite to 2025 Orange Comet Launch Party
  - Early Access to beta game(s) for two years
  - Special Edition HOODIE
  - Limited Edition Prints – production art of game 8x10 (unsigned)
  - Your face digitally sculpted onto a Walker in the official Walking Dead video game and you can terrorize players as YOUR Walker "zombie" self

IF YOU ARE ONE OF THE FIRST TEN (10) INVESTORS WHO INVEST $50,000 or more from the date of this Offering:

  - You will ALSO receive an AUTHENTIC WALKER OUTFIT worn in the AMC series!

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. The next month begins at 12:00 am on the 30th day after Launch Date (the

conclusion of the prior 30-day period) and concludes at 11:59 pm EDT 30-days later (03:59 am UTC on the 31st day). Perks based on amount invested will not be cumulative based on the aggregate amount invested over time, but rather applied to each individual investment respectively. All bonus shares will be issued at the conclusion of the offering.

Shares are being offered on a "best efforts" basis.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:
A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or
B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:
i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of the Investor's annual income or net worth, subject to a maximum investment of $124,000.
ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.
iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Dave Broome	Director, Chief Executive Officer	April 2021- Present
Will Meris	Director, President	April 2021- Present
Erik Nakamura	Chief Financial Officer	April 2022- Present
Yong Yam	Chief Operating Officer	April 2021- Present
Edward Loew	Director, Chief Business Officer	April 2021- Present
Brian Peterson	Director, Chief Administrative Officer	April 2021- Present
Nick Bridger	Head of Studios	January 2024 - Present
Peter Morales	Chief Technology Officer	December 2022 - Present
Dante Ferrarini	Chief Creative Officer	January 2022 - Present

Dave Broome is a co-founder and has served as Chief Executive Officer and a director since April 2021. From 2003 to April 2021, Mr. Broome was the founder and CEO of 25/7 Productions, where he created and executive produced television and documentary features such as NBC's *The Biggest Loser,* Netflix's very first unscripted series, *Ultimate Beastmaster* with Sylvester Stallone, Disney's *The Vineyard,* CW's *The Next* with Gloria Estefan, Joe Jonas, Nelly and John Rich, Netflix's *The day I Met El Chapo, Tsunami Aid: A Concert of Hope* with George Clooney and Jennifer Lopez's documentary feature film, *Halftime.* Mr. Broome has also created and produced podcast series such as Queen Latifah's *Unity in the Community.* Prior to that, Mr. Broome was Executive Producer for iHeart media / Clear Channel Communications from 2000-2003, where he created and produced network television music specials and award shows on FOX, NBC, ABC and other cable outlets. Mr. Broome also hosted a radio sports-talk show in Los Angeles on the Fox Sports radio network. Mr. Broome has written and produced music compositions, ranging from television themes to contemporary hit radio pop songs. Mr. Broome is a member of the Writers Guild of America, the Producers Guild and BMI and holds a BS in Marketing from Hofstra University.

Will Meris is a co-founder and has served as President and a director since April 2021. From September 2021 to May 2022, he was also a Managing Director for Caliber Companies, a real estate investment company. Prior to that, his primary focus has been on the hospitality sector, where from August 2019 to September 2021, he was a managing director for Juniper Capital, a real estate portfolio that includes the Virgin Hotel in Las Vegas and Bishop's Lodge in New Mexico. From August 2017 to August 2019, Mr. Meris was Managing Director and head of fund management for L'Auberge de Sonoma Resort Fund, which owns the MacArthur Place Hotel in Sonoma, CA. For the years 2004 to 2015, he was President of IMH Financial Corp (now Lat33 Capital, owned by JP Morgan), a SEC public reporting real estate finance company. Mr. Meris brings over 25 years' experience providing management expertise, capital raising, entrepreneurial successes, regulatory oversight and operational vision to the Company. Mr. Meris has a background in private equity and venture capital, has sat on several boards of early-stage growth companies, and was a co-owner of two Arena Football franchises. He graduated from Arizona State University in 1989 with a BS in Business Administration with a minor in Finance.

Erik Nakamura has served as our Chief Financial Officer since April 2022. From September 2021 to April 2022, Mr. Nakamura served as the Chief Financial Officer of Nogin, Inc., a Commerce-as-a-Service company that provides eCommerce, Marketing Technology and Fulfillment services to consumer product brands. He was also a Financial Advisor to Nogin from April 2022 to June 2022. During his tenure at Nogin, he led them through a successful SPAC exit. Prior to Nogin, from 2019 to 2021, Mr. Nakamura served as Dvele, Inc.'s Chief Financial Officer. Dvele specializes in state-of-the-art, green, data rich, all electric, modular, high-end homes. Mr. Nakamura served as the VP of Finance of Roofstock, Inc. from 2017 to 2019 and Financial Advisor from 2019 to 2020. Roofstock built the world's leading online real estate investment marketplace. Their mission is to make ownership of investment real estate radically accessible, cost-effective and simple. Roofstock most recently achieved unicorn status. Mr. Nakamura has 24 years of experience in variance finance and operational leadership roles. Mr. Nakamura holds a BS in Accounting from the University of Utah.

Yong Yam is a co-founder and has served as Chief Operating Officer since April 2021. From 2004-2021, Ms. Yam was the Chief Operating Officer of 25/7 Productions, a leading independent Television and Film production company, where she oversaw large scale and high-profile production projects in the fields of music, television, and Hollywood movies. Ms. Yam brings more than 15 years in the operational, production and creative side of the entertainment industry to the company. Ms. Yam holds a BA in journalism and theater from San Diego State University.

Edward Loew is a co-founder and has served as Chief Business Officer and a director since April 2021. From October 2017 to April 2021, he served as SVP of Vivos Therapeutics, Inc., a publicly traded medical device company. From April 2011 to January 2016, he served as President of Veebo, Inc., a national mobile marketing company co-founded with Hollywood actress Valerie Bertinelli. From January 2011 to February 2012, he served as Chief Investment Officer of Amerifunds Diversified Funding, LLC, where he refined organization structure to consolidate, streamline and delineate necessary functions. From March 2002 to December 2007 Mr. Loew served as Director of Lending of a publicly reporting real estate investment company and lender. During his tenure, he helped originate, fund, and manage a portfolio of approximately $1.2 billion in real estate and real estate loans. Mr. Loew is an invaluable resource to strategy and building organizational efficiencies that drive high productivity in multi-tiered operational environments. Mr. Loew holds a BA in Political Science from Arizona State University with a minor in Finance.

Brian Peterson is a co-founder and has served as Chief Administrative Officer and a director since April 2021. From September 2021 to May 2022, Mr. Peterson acted as Sr. VP of Capital Formation for Caliber Companies, a real estate investment company. From August 2019 to September 2021, he was Sr. VP of Capital Markets for Juniper Capital, a real estate company whose portfolio includes the Virgin Hotel in Las Vegas and Bishop's Lodge in New Mexico. From August 2017 to August 2019, he handled investor relations and various capital markets activities for L'Auberge de Sonoma Resort Fund, owner of the MacArthur Place Hotel in Sonoma, CA. From 2003 to 2014, Mr. Peterson served as Senior Vice President of Investments for IMH Financial Corp, a publicly reporting real estate finance company, now called Lat33 Capital and currently owned by JP Morgan Chase. Mr. Peterson has provided operational oversight, led capital formation activities, and handled investor relations for multiple organizations. He has participated in numerous capital markets and fund management activities related to private investments, specializing in high-growth, under-served markets and other niche opportunities. Mr. Peterson graduated summa cum laude and received his BS degree in Finance from Arizona State University in 2000.

Nick Bridger is our Head of Studios. Mr. Bridger is a multi BAFTA award-winning producer with over 32 years experience leading video game development and publishing for some of the world's most beloved studios and creative talent including The Walt Disney Company, MARVEL, 20th Century Fox, AMC, GT Interactive and Eidos. Mr. Bridger has been responsible for directing and launching over 300 games across cutting edge gaming platforms and live service generating over $2B in revenue including Halo, Gears of War, Quake, Avengers Initiative, Alice in Wonderland, Alien, The Simpsons, Family Guy, Iron Man, Futurama, LEGO, Ice Age, A Bug's Life, Toy Story 2, Winnie the Pooh, Just Cause and the most recent award-winning Zero Sievert. Prior to working at Orange Comet, Mr. Bridger was Head of Production and IP from January 2019 to December 2023.

Peter Morales is our Technology Advisor. He has more than 10 years of experience with cutting edge gaming technology development. Former MIT Research Scientist focusing on AI development using video games as a testbed for military applications, as well as a founding member of MIT's AI Technology Group at MIT Lincoln Labs. He was a development lead within the MR division of Microsoft for the Hololens, and formed a gaming technology company backed by TechStars which was acquired in 2022. Prior to working at Orange Comet, Mr. Morales was CEO of Mint State Labs from November 21, 2021 to December 2022. From September 2020 to November 2021, Mr. Morales was a Senior Software Engineer at Microsoft.

Dante Ferrarini is a co-founder and has served as Chief Creative Officer since April 2021. He is an award-winning digital artist with over 20 years of creative leadership experience focusing on state-of-the-art interactive 3D design, animation, VFX, and rendering technologies. Before spearheading Orange Comet's commitment to artistic innovation, Mr. Ferrarini acted as Director of Product from June 2011 to Jan 2021, designing interactive digital publishing experiences for Condé Nast, Vogue, Vanity Fair, Architectural Digest, Esquire Magazine, Rolling Stone, and The New Yorker, reaching several hundred million subscribers worldwide. From Jan 2006 until March 2021, Mr. Ferrarini served as Creative Director, advising renowned brands such as Netflix, NBC, Sony, Google, Nike, Marvel, Amblin Entertainment, creating global content for streaming, interactive, gaming, and broadcast properties.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's Bylaws. All of the Company's board members and the Company's CFO have also individually executed indemnification agreements. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

No one shareholder holds more than 20% of the Company's voting securities.

BUSINESS

The Company

Orange Comet, Inc. was formed in Nevada in April 2021. It was redomiciled in Delaware and became a Delaware corporation in June of 2022. The Company has two subsidiaries, Mint State Labs and Orange Whale, LLC. Mint State Labs was an all-stock acquisition where all acquired assets have been absorbed into the Company. Orange Whale, LLC is a joint venture entity in which the Company is a 50% owner/member where the purpose of the joint venture is to create certain original shared intellectual property.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Business

We are a cutting-edge video game and entertainment company creating immersive games and virtual experiences in partnership with some of the biggest entertainment properties in the world to maximize fan engagement and revenue opportunities. We operate at the intersection of modern computer science and the timeless art of storytelling, using and developing cutting-edge technology to bring great stories and brands to consumers in novel and exciting ways.

We build video games on PC, Console, Roblox, and Fortnite around some of the most well-known Hollywood IP in the world, such as Fast & Furious, Teenage Mutant Ninja Turtles (TMNT), and The Walking Dead, to mention a few. These well-established franchises allow us the potential to reach hundreds of millions of pre-existing fans globally. We refer to the holders of entertainment-related intellectual property with whom we do and are developing future business as our "IP Partners." Additionally, as a dynamic transmedia company, we create our own original IP, providing us the opportunity to build proprietary franchises in gaming, film, television, music, books, and merchandising.

Our contemplated Gaming Products are being produced by us under license agreements, which grant us the right to use certain IP Partner intellectual property in such Gaming Products. These license agreements typically have short terms (an average of three years), are not automatically renewable, and, in some cases, give the licensor the right to terminate the license agreement at will or if we fail to meet certain milestones. Each licensing agreement is independently negotiated with unique terms agreed by us and the IP Partner. While we may enter into additional license agreements in the future, the terms of such license agreements may be less favorable than the terms of our existing license agreements.

Our license agreements typically provide that our IP Partners own the intellectual property rights in the Gaming Products we design and sell under the license. As a result, upon termination of the license, we would no longer have the right to create and sell new Gaming Products utilizing the applicable intellectual property, while our IP Partners could engage a competitor to do so. The termination or failure to renew one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations.

We intend to implement blockchain technology within some of our Gaming Products for applications such as the sale and storage of game add-ons, like skins and weapons, that can be earned or purchased and used within specific Gaming Products. We will not be investing in or issuing crypto currencies or directly accepting crypto currencies as payment at this time.

We believe that our history of award-winning content creation, our IP Partner collaborations, and our original gaming and entertainment properties differentiate us and our business model from other companies participating in our sector.

We have launched and are currently developing a robust pipeline of content-driven games and virtual products, with a particular focus on gaming. We have established multi-year agreements with some of the largest intellectual property and global brands in the world. Moreover, we are currently engaged in business development activities with numerous other significant intellectual property holders, the likes of which rival or surpass those relationships we have already secured.

Our goal is to onboard the masses into next-generation gaming and virtual experiences that drive fan excitement and passion through innovative gameplay and branded virtual experiences. Our vision is to inspire, engage, and entertain people around the world with unparalleled storytelling and creativity in the world of gaming and transmedia entertainment. All of our assets are developed using the highest creative quality – a testament to which was our receipt of a CLIO Award, in recognition of our excellence in digital design.

There is a seismic shift that is taking place between Hollywood and gaming, where some of the world's most treasured entertainment properties have turned into multi-billion-dollar video game franchises. Recognizing this massive opportunity, combined with our unique collective experience, we are pioneering the next generation of gaming. Our executive team consists of industry experts with backgrounds ranging from AAA Games to television, film, technology, and award-winning design. Collectively, we've created and produced some of the biggest entertainment franchises in the world earning us a reputation to be trusted with the most treasured intellectual properties in all of Hollywood.

Hollywood and major IP have a huge problem. Today's audiences and fans are more fractured than ever, making it difficult for any content to cut through. Movie studios and networks are losing today's generation of fans; young audiences are not watching television or going to the movies like they used to. Today's kids have turned to gaming as a primary source of entertainment. Gaming is the now and the future.

Through gaming, we are providing exciting ways to expose today's generation to some of Hollywood's most treasured IP, allowing studios to find new audiences who spend countless hours playing video games. This creates an opportunity for studios to bolster new releases, while at the same time breathe new life into well-established franchises. For example, the first Harry Potter movie came out 23 years ago – the Harry Potter video game was released in 2023, generating billions of dollars in revenue.

The video game industry is a titan in the global entertainment and media (E&M) sector, and it's experiencing an unprecedented surge in popularity and profitability. The most popular games are cultural artifacts that come with massive built-in audiences. Recent research by Activision Blizzard has shown that younger consumers increasingly point to gaming as one of their top forms of entertainment. Conversely, studios are looking to take players of popular video games and convert them into viewers (ie: The Super Mario Bros. Movie).

We establish multi-year revenue-sharing partnerships with Hollywood's biggest studios, leveraging their built-in global fanbases. We are helping those studios expose their content and IP to a new generation of audiences, building gaming and entertainment experiences that feature deep gameplay loops, in hopes of creating higher player engagement, retention, and monetization opportunities. Each studio is expected to provide marketing and promotional support through its established channels. Our typical business terms are 70% to Orange Comet and 30% to our IP Partners, although each agreement is independently negotiated and may have varying terms.

We make money by selling video games and utilizing the virtual goods gaming economy to monetize in-game transactions. All consumer purchases will use traditional fiat ($USD) credit card transactions. The Company has generated over $16M of game-related digital asset transactions for AMC's The Walking Dead, even before the game's release. We believe this has set the stage for a passionate fan base anticipating the release of the full game. Since then, several major studios have approached us to work with their most valued IP, resulting in over a three-year pipeline of partnerships to build games with Netflix, Paramount, NBC Universal, AMC, Amblin Entertainment, and others. We have earned the reputation of being trusted with the most treasured intellectual properties in all of Hollywood.

As our games start to come online and make their way through the global markets, not only will initial revenue be anticipated to grow, but as much of our business is Games-as-a-Service, we will be constantly updating and providing new content, and revenue opportunities for most or all of our games. Additionally, as we continue to create and develop our original games, we are making licensing deals to exploit all revenue opportunities such as music, film, television, and merchandise, and anticipate strong growth in this area.

Market Opportunity

The global video game market size was estimated at USD 248.62 billion in 2023 and it is projected to hit over $660 billion by 2033. https://www.precedenceresearch.com/

- Globally, there are approximately 3.09 billion active video game players
- By 2024, there are expected to be 3.32 billion gamers worldwide
- Asia is home to almost 1.5 billion gamers
- 53% of males are gamers
- 52% of gamers subscribe to at least one gaming service

https://explodingtopics.com/blog/number-of-gamers#editor-picks

Data indicates that "whales", aka high-spending players, are roughly three times more likely to download a game based on IP they know and enjoy.

https://www.linkedin.com/pulse/power-franchises-ip-licensing-video-gaming-industry-today-wilkens/

Overall, global and Western franchises attract more downloads, thanks to their huge fanbases across the world. The 10 most downloaded franchises in 2021 were originally TV series, movies, or (comic) book properties.

https://newzoo.com/resources/blog/mobile-developers-are-leveraging-the-power-of-entertainment-ip-to-offset-mobiles-biggest-challenges

The information contained on the foregoing websites is not incorporated by reference into this Offering Statement, and you should not consider any information contained on, or that can be accessed through, such websites as part of this Offering Statements or in deciding whether to purchase our Shares.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities, including those relating to data collection, privacy, and online sales. These laws and regulations are subject to change.

Regulatory Inquiries

During the past twelve months, the Company has received inquiries from regulatory authorities in Wisconsin and California regarding the sale of NFTs, and Colorado regarding investments from certain individuals in that state.

Orange Comet has fully cooperated with these inquiries and provided all requested information. The Company is dedicated to complying with all relevant laws and regulations. The Company received correspondence confirming closure of the WI inquiry. Although the outcomes of the other inquiries are uncertain, the Company does not expect them to have a material adverse effect on its financial condition or operations.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2023 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

In the world of gaming, technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected environmental factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become stepping stones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We will also continue to experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. In particular, we do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2023, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2022 and 2023. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.

We may not be able to successfully commercialize our products, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Because we are a "start-up", we face a material risk of business failure.

We were formed in April 2021. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), negotiating license agreements with third-party owners of intellectual property to secure rights we will need for our business, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

We have shifted our business strategies due to market conditions and consumer preferences, and we may be unable to develop and execute our current gaming business strategies.

Initially, we generated revenue from the creation and sale, primarily through third parties, of digital assets that were based on content we licensed from our IP Partners. This initial performance should not be considered indicative of our future performance, particularly since we shifted our business strategy in 2023 from a focus on creation and sale of digital assets to video games. Part of our strategy is to enable blockchain technology within our video games, which has allowed us to differentiate our products from other traditional video games. Our potential for future growth, positive cash flows and profitability depends upon our ability to develop and execute our newer game-related business strategies, some of which are in the early stages of consideration. Whether we can develop and execute our strategies is dependent upon a number of factors, including our ability to:

- raise funding and create and launch our initial Gaming Products and other fan/user experiences leveraging our licensed intellectual property rights;

- anticipate, gauge and respond to rapidly changing consumer preferences and trends in the gaming, media and entertainment industries;

- acquire or enter into new licensing agreements with IP Partners for the creation of new Gaming Products and renew existing IP Partner licenses as necessary;

- enhance and maintain favorable brand recognition for our company and our Gaming Products;

- hire additional personnel with gaming expertise;

- manage our costs and grow our revenue;

- effectively manage our relationships with key third-party service providers;

- effectively manage our working capital and capital investments to establish and improve the generation of cash flow; and

- execute any acquisitions of complementary technologies or companies (such as our December 2022 acquisition of Mint State Labs) quickly and efficiently and integrate those businesses successfully.

As a result of the foregoing and similar factors, there is a risk that we may be unable to execute our business strategies in the manner or time period that we expect. Further, achieving our objectives will require investments which may result in short-term costs without generating any current sales or countervailing cost savings and, therefore, may make it more difficult to generate positive cash flows and ultimately profitability. The failure to realize the anticipated benefits from our business strategies could have a material adverse effect on our prospects, business, financial condition and results of operations.

Our business is highly dependent upon our intellectual property license agreements with IP Partners, which subject us to material risks.

Our contemplated Gaming Products are being produced by us under license agreements, which grant us the right to use certain IP Partner intellectual property in such Gaming Products. These license agreements typically have short terms (an average of three years), are not automatically renewable, and, in some cases, give the licensor the right to terminate the license agreement at will.

Our license agreements typically provide that our IP Partners own the intellectual property rights in the Gaming Products we design and sell under the license. As a result, upon termination of the license, we would no longer have the right to create and sell new Gaming Products utilizing the applicable intellectual property, while our IP Partners could engage a competitor to do so. We believe our ability to retain our license agreements depends, in large part, on the strength of our relationships with our licensors. Any events or developments adversely affecting those relationships, or the loss of one or more members of our management team, particularly our Chief Executive Officer, David Broome, could adversely affect our ability to maintain and renew our license agreements on similar terms or at all. The termination or failure to renew one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. While we may enter into additional license agreements in the future, the terms of such license agreements may be less favorable than the terms of our existing license agreements.

Our license agreements are complex, and typically grant our licensors the right to audit our compliance with the terms and conditions of such agreements. Any such audit could result in a dispute over whether we have paid the proper royalties and a requirement that we pay additional royalties, the amounts of which could be material. In addition to royalty payments, these agreements as a whole impose numerous other obligations on us, including, among other things, obligations to:

- in the case of certain agreement, make mandatory minimum royalty payments to the applicable IP Partner, even if we do not generate revenue to support such payments;

- maintain the integrity of the applicable intellectual property;

- obtain the licensor's approval of the Gaming Products we develop under the license prior to making any sales;

- permit the licensor's involvement in, or obtain the licensor's approval of, advertising and marketing plans;

- actively promote the sale of the licensed Gaming Products;

- indemnify the licensor in the event of claims related to the Gaming Product and advertising or other materials used to promote the Gaming Product;

- obtain the licensor's approval of the price of the Digital Assets or other key aspects of the applicable Gaming Products.

If we breach any of these obligations or any other obligations set forth in any of our license agreements, our rights under such license agreements could be terminated, which could have a material adverse effect on our business, financial condition and results of operations.

Our success is also partially dependent on the reputation of our licensors, the goodwill associated with their intellectual property, and their ability to protect and maintain the intellectual property rights that we use in connection with our Gaming Products, all of which may be harmed by factors outside our control.

We may not realize the full benefit of our licenses if the intellectual property we license has less market appeal than expected.

We seek to fulfill consumer preferences and interests by designing, selling and maintaining Gaming Products primarily based on intellectual property owned by third parties and licensed to us. The popularity of the intellectual property we license can significantly affect our sales and profitability. If we develop new Gaming Products based on a particular movie, TV show or video game, the success of the underlying content has a critical impact on the level of consumer interest in the associated Gaming Products we are selling or maintaining. Although we license a variety of intellectual property, the creation and commercialization of Gaming Products tied to major television franchises is expected to be a significant aspect of our business. If a particular television show or other intellectual property on which one of our Gaming Products is based decreases in popularity for any reason, this may make it increasingly difficult for us to launch and sell the Gaming Product based on such intellectual property or lead to reduced demand for our Gaming Products. If the performance of one or more of such intellectual property assets fails to meet expectations or if there is a shift in consumer tastes away from such assets generally, our results of operations could be adversely affected. In addition, competition in our industry for access to licensed properties can lessen our ability to secure, maintain, and renew our existing licenses on commercially reasonable terms, or at all.

Furthermore, we are subject to the risk that any particular intellectual property we license will translate into successful Gaming Products. Gaming Products tied to particular content may be developed and released before demand for the underlying content is known. The underperformance of any such content may result in reduced revenue for us.

Our inability to develop and introduce Gaming Products in a timely and cost-effective manner may damage our business.

Our revenues and potential for profitability depend on our ability to bring Gaming Products to market to meet customer demands and before consumers begin to lose interest in a given entertainment franchise. There is a risk that we will be unable to develop Gaming Products in a timely manner or on a cost-effective basis to meet constantly changing consumer demands. Furthermore, our license agreements typically require us to obtain the licensor's approval of the Gaming Products we develop under a particular license prior to making any sales, which can have the effect of delaying the release of our Gaming Products. Additionally, for Gaming Products based on intellectual properties in movies and TV shows, this risk may also be exacerbated by our need to introduce new Gaming Products on a timeframe that corresponds with a particular content release to the public. This is particularly true for our proposed initial Gaming Product based on Netflix's *Squid Game*, which was wildly popular in 2021 and maintains a significant fanbase, but whose popularity could decrease over time, even if additional seasons of the show are aired as anticipated. Moreover, unforeseen delays or difficulties in the development process, significant increases in the planned cost of development or changes in anticipated consumer demand for our Gaming Products or the related licensor content, may cause the introduction date for our Gaming Products to be later than anticipated, or may reduce or eliminate the commercial viability of such Digital Assets or Gaming Products, any or all of which, in turn, would adversely affect our revenues and results of operations.

If we do not innovate and provide Gaming Products that are attractive to consumers, our business could be harmed.

Our business model depends on our continued innovation to provide Gaming Products that are attractive to potential consumers. As a result, we must invest significant resources in business development activities with IP Partners and also on research and development to first create then improve the attractiveness and comprehensiveness of our Gaming Products and effectively incorporate new technologies into them. If we are unable to provide Gaming Products that people want to use, then such users may become dissatisfied and instead purchase and use Gaming Products of our competitors. If we are unable to continue offering innovative and/or entertaining Gaming Products, we may be unable to attract users, which could harm our business, results of operations, and financial condition.

We may not be able to design and develop Gaming Products that will be popular with consumers, and we may not be able to maintain the popularity of Gaming Products.

The interests of consumers evolve extremely quickly and can change dramatically from time to time. For our business to be viable and grow, we must correctly anticipate the movies, TV shows, video games, music, sports, consumer products and other content releases (including the related characters and content), that will appeal to consumers and quickly develop and introduce Gaming Products that can compete successfully for consumers' limited time, attention and spending. Evolving consumer tastes and shifting interests, coupled with an ever-changing and expanding pipeline of content that competes for consumers' interest and acceptance, creates an environment in which some products and content can fail to achieve consumer acceptance, while others may be popular for a certain period of time only to then be rapidly replaced. As a result, Gaming Products, particularly those based on entertainment trends such as ours, may have short life cycles. In addition, given the growing market for digital products and the increasingly digital nature of the entertainment industry, there is also a risk that consumer demand for particular content-driven Gaming Products may decrease over time. If we devote time and resources to developing and marketing Gaming Products that consumers do not find appealing enough to buy, our sales may decline, and our business performance may be damaged. Similarly, if our Gaming Products fail to correctly anticipate consumer interests, our revenues and results of operations will be adversely affected.

Additionally, our business is increasingly global and depends on interest in and acceptance of our products and our licensors' intellectual property by consumers in diverse markets around the world with different tastes and preferences. As such, our success depends on our ability to successfully predict and adapt to changing consumer tastes and preferences in multiple markets and geographies and to design, launch and maintain Gaming Products that can achieve popularity globally over a broad and diverse consumer audience. There is no guarantee that we will be able to successfully develop and market these products with global appeal.

Consumer demand for Gaming Products can and does shift rapidly and without advanced notice. As a result, even if our Digital Assets or Gaming Products are initially successful, there can be no guarantee that we will be able to maintain their popularity with consumers. Accordingly, our success will depend, in part, on our ability to continually design and introduce new Gaming Products that consumers find appealing. To the extent we are unable to do so, our revenues and results of operations will be adversely affected.

The "gamification" (or GameFi) industry is new and developing and there is no assurance that our games currently under development will be accepted by players.

The development of the GameFi industry (meaning the creation of games that are based on a "Play- to-Earn" model) is new and continues to rapidly evolve. We are in the process of developing Gaming Products based on the content of our IP Partners that allow players to earn certain rewards while they play in virtual ecosystems. Although we released a smaller game on the Roblox platform in early 2024, we anticipate that we will not begin launching our other initial Gaming Products until the second half of 2024, with larger games anticipated for the fourth quarter of 2025. However, there is a risk that we may be unable to launch any of our Gaming Products. Even if we do launch these products, no assurances can be made that any games we develop will generate enough interest in order for players to adopt and use them, and the failure of this aspect of our business would seriously impair our viability and could cause our business to fail.

Our Game Products are still currently under development and take time and significant resources to develop and launch. Moreover, there is a risk that the Game Products we create and launch, if any, will not be accepted by others or generate sufficient interest or revenues for us.

Our business to develop and launch Game Products based on IP Partner content is currently in development and has not, as of the date hereof, commenced as a revenue generating operation. It is our intent that our Gaming Products will (i) provide a game engine and gameplay loop; and (ii) create a marketplace where players and users could sell or trade their in-game Digital Assets for other Digital Assets. However, developing and commercially launching Game Products takes significant time (up to 18 months or more) and millions of dollars of cash resources, making this business inherently risky. Moreover, we may be unable to develop and execute on our Gaming Product plans for numerous reasons, including our inability to (i) reach agreement with IP Partners on the nature of or certain components in a particular game, (ii) design games and experiences that generate meaningful revenue for us and (iii) anticipate and react to changes in consumer preferences. Our failure to develop a robust Gaming Product business will adversely affect our business, results of operations and valuation.

The GameFi business is intensely competitive. We may not deliver successful and engaging games, or players and consumers may prefer our competitors' products over our own.

Although the development of the GameFi industry is new, we anticipate that competition in our business will be intense. Many new products will be introduced, but we anticipate that only a relatively small number of products will drive significant engagement and account for a significant portion of total revenue. It is anticipated that our competitors will range from mature well-funded companies to emerging start-ups. If we do not develop consistently high-quality, well-received and engaging products that are of interest to players, the lack of interest will adversely affect our business objectives.

Our business will suffer if we are unable to develop popular games, successfully monetize games, or successfully forecast game launches and/or monetization.

Our business depends in part on developing and publishing Gaming Products where live online players compete, and that such consumers will download and spend time playing and purchasing in-game items. We expect to devote substantial resources to development, analytics and marketing of our games, however we cannot guarantee that we will develop games that appeal to players. The success of our games depends, in part, on unpredictable and volatile factors beyond our control including consumer preferences, competing games, new digital entertainment platforms and the availability of other entertainment-based experiences. If our games are not launched on time or do not meet consumer expectations, or if they are not brought to market in a timely and effective manner, our ability to grow revenue and our financial performance will be negatively affected.

In addition to the market factors noted above, our ability to successfully develop games and our ability to achieve commercial success will depend on our ability to:

- effectively market games to existing gamers and new gamers without excess costs;

- effectively monetize the games;

- adapt to changing player preferences;

- expand and enhance the games after their initial releases;

- attract, retain and motivate talented game designers, product managers and engineers who have experience developing games;

- minimize launch delays and cost overruns on the development of our games;

- maintain quality game experience;

- compete successfully against a large and growing number of existing market participants;

- minimize and quickly resolve bugs or outages; and

- if applicable, acquire and successfully integrate high quality digital design technologies, assets, personnel or companies (such as our December 2022 acquisition of Mint State Labs).

These and other uncertainties make it difficult to know whether we will succeed in developing popular games and launch these games in accordance with our financial plan. If we are unable to do so, our business, results of operations and valuation could suffer.

If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our potential for growth largely depends on our ability to innovate and add value to our Gaming Products and to provide our customers and IP Partners with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. Without improvements to our technology and infrastructure, our operations might suffer from unanticipated system disruptions, slow performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and IP Partners. We are currently making, and plan to continue making, significant investments to maintain and enhance the technology and infrastructure and to evolve our information processes and computer systems to run our business more efficiently and remain competitive. We may not achieve the anticipated benefits, significant growth or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, the value of our company may be adversely affected.

Labor disputes in the entertainment industry have had, and may continue to have, an adverse effect on our IP Partners and in turn the Company's business.

Our IP Partners derive their production of movies and television from the services of writers, directors, actors and other talent as well as trade employees and others who are subject to collective bargaining agreements in the motion picture industry, both in the U.S. and internationally. If expiring collective bargaining agreements are not timely renewed, then it is possible that the affected unions could take action in the form of strikes or work stoppages. For example, on May 2, 2023, the Writers Guild of America went on strike because of a labor dispute with the Alliance of Motion Picture and Television Producers (the "AMPTP"), and on July 14, 2023, the Screen Actors Guild - American Federation of Television and Radio Artists, or SAG-AFTRA, the American actors' union, also went on strike as a result of a labor dispute with the AMPTP (collectively, the "2023 Hollywood Labor Disputes"). The 2023 Hollywood Labor Disputes have negatively impacted our IP Partners' production of new and existing television and movie series, and some productions could be canceled or delayed.

The duration and any settlement terms of, or the timing for a complete settlement of, the 2023 Hollywood Labor Disputes is unknown and any continued, or increase in, production delays or cancellations as a result of the 2023 Hollywood Labor Disputes or any future similar events, would likely have an adverse effect on our IP Partners' businesses, the maintenance of popularity of any intellectual property we currently license due to delay in scheduled releases of movies and/or series, and the development of any potential new intellectual property in our licensor's creative portfolio. To the extent that our IP Partners are unable resolve applicable labor disputes, the intellectual property that we currently license may decrease in popularity due to delays or cancellations of existing productions, and the slowdown of any new intellectual property development that we are able to license from IP Partners, our ability to execute our current business plan, and our future potential revenues and results of operations may be adversely affected.

Incidents or adverse publicity concerning our company or our IP Partners or public-figure collaborators could harm our reputation as well as negatively impact our revenues and profitability.

Our reputation is an important factor in the establishment and potential future growth of our business. Our ability to attract and retain both IP Partners and consumers depends, in part, upon the external perceptions of our company, the intellectual property assets and individuals we are associated with, and our corporate and management integrity. If market recognition or the perception of our company diminishes, there may be a material adverse effect on our revenues, profits, and cash flow. In addition, changing public perception of the IP Partners and public figures we collaborate with could negatively impact our business and results of operations.

Changes in consumer tastes and preferences for our Gaming Products could reduce demand for our offerings and adversely affect our results of operations.

Our business depends on our ability to consistently provide, maintain and innovate Gaming Products that meet changing consumer preferences. Our business also depends in part on the continued and increasing popularity of Gaming Products and on our ability to accurately predict and adapt to tastes and preferences of Digital Asset, gaming, and entertainment consumers. If our Gaming Products do not achieve sufficient consumer acceptance or if consumer preferences change or consumers are drawn to other products, our business, financial condition, or results of operations could be materially adversely affected.

If we are unable to obtain, maintain and protect our intellectual property rights in our proprietary technology, or if our licensors are unable to maintain and protect their intellectual property rights that we use in connection with our Gaming Products, our ability to compete could be negatively impacted.

Our licensed proprietary intellectual property is vital to our business. The market for our Gaming Products depends to a significant extent on the value associated with our product design, our proprietary technology, brands, and the intellectual property we license. We rely on confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. The costs required to protect our proprietary intellectual property may be substantial.

To protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. We may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

In addition, most of our Gaming Products bear the intellectual property rights of our licensors, and the value of our products is affected by the value of those rights. Our licensors' ability to maintain and protect their intellectual property rights is subject to risks similar to those described above with respect to our intellectual property. We do not control the protection of the intellectual property rights of our licensors and cannot ensure that our licensors will be able to secure or protect their intellectual property rights. The loss of any of our significant owned or licensed intellectual property could have a material adverse effect on our business, financial condition and results of operations. In addition, our licensors may engage in activities or otherwise be subject to negative publicity that could harm their reputation and impair the value of the intellectual property rights we license from them, which could reduce consumer demand for our products and adversely affect our business financial condition and results of operations.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our Gaming Products or other or activities, including the Gaming Products we make under licensing arrangements, infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. While we typically receive intellectual property infringement indemnities from our licensors, the indemnities are often limited to third-party copyright infringement claims to the extent arising from our use of the licensed material. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our Gaming Products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us and our customers from selling certain Gaming Products or engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Creative Officer, and Chief Technology Officer. We are highly dependent on their creative talents and entertainment industry relationships, and believe they are integral to our relationships with our IP Partners and to our overall creative design processes. The loss of any member of our senior management team, or of any other key employees could

impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We rely to a large extent on our online presence to reach consumers and use third-party social media platforms as marketing tools. For example, we maintain Facebook, Twitter, Instagram, Discord, Reddit, YouTube and TikTok accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to develop new relationships with IP Partners and acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against IP Partners or us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Our results of operations are highly susceptible to unfavorable economic conditions.

Since our business is subject to consumer spending trends, we are exposed to risks associated with weak or uncertain U.S. or international economic conditions and disruptions in the financial markets. At present, the global economy continues to be challenging. Economic downturns, higher interest rates and inflation or other uncertainty about the strength of the global economy, or economic conditions in the U.S. or the entertainment industry, and caution on the part of customers, can influence the demand for our Gaming Products. In addition, market conditions can be and have been adversely affected by natural and human disruptions, such as natural disasters, public health crises, severe weather events, military conflict or civil unrest. Consumers of our product offerings could respond to weak economic and financial conditions by reducing their spending, which includes discretionary components (such as spending on Gaming Products) that are easier to reduce in the short term than other expenses.

Furthermore, unexpected revenue shortfalls due to external economic forces or otherwise can result in misalignments of costs and revenues, resulting in a negative impact to our operating results. If our business is significantly adversely affected by unfavorable economic conditions or other market disruptions that adversely affect consumer spending, the negative impact on our revenue could pose a challenge to our operating income and generation of cash from operations.

Our Gaming Products may incorporate non-fungible tokens or other digital assets ("Digital Assets") and may utilize blockchain technology, which may subject our business to particular risks, including those described below.

Digital assets were only introduced within the past decade and have recently been faced with significant negative scrutiny. The ability to establish and scale our business has been and may be impacted by a number of factors relating to the development and use of Digital Assets and blockchain technology.

Digital Assets were only introduced within the past decade, and the medium-to-long term value of such assets is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the nascency of their development, their dependence on the Internet and other technologies, their dependence on the role played by developers and customers and the potential for malicious activity.

Moreover, the Digital Asset and blockchain industries have been faced with significant negative scrutiny, which has been an obstacle for us in establishing our business, defining our brand and raising capital.

To the extent our Gaming Products incorporate the use of Digital Assets, the realization of one or more of the following risks could materially adversely affect our business:

- The Digital Asset industry has, over the past several years, come under significant scrutiny from regulators and become subject to significant litigation.

- Digital Asset networks and the software used to operate Digital Assets are in the early stages of development. Given the nascency of the development of Digital Asset networks, Digital Assets may not function as intended and parties may be unwilling to use Digital Assets, which would dampen the growth, if any, of Digital Asset networks.

- The loss or destruction of a private key required to access a Digital Asset may be irreversible. If a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, the owner would be unable to access the Digital Asset(s) corresponding to that private key and the private key will not be capable of being restored by the Digital Asset network.

- Digital Asset networks are dependent upon the Internet. A disruption of the Internet or a Digital Asset network would affect the ability to transfer Digital Assets, and, consequently, their value.

- In the past, flaws in the source code for Digital Assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users' personal information and/or resulted in the theft of users' Digital Assets. Such occurrences can reduce confidence in Digital Assets as a whole. Any reduction in confidence in the source code or cryptography underlying Digital Assets generally could negatively affect the demand for our Gaming Products that utilize Digital Assets and adversely affect the value of our Company.

Because Digital Assets have been in existence for only a short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict at this time.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in Digital Assets is subject to a variety of factors that are difficult to evaluate.

Digital Assets are a new and rapidly evolving industry of which the Digital Asset networks are prominent, but not unique, parts. The growth of the Digital Asset industry in general and the Digital Asset networks which we may utilize in our Gaming Products in particular are subject to a high degree of uncertainty. The factors affecting the further development of the Digital Asset industry, as well as the Digital Asset networks, include:

- continued worldwide growth in the adoption and use of Digital Assets;

- government and quasi-government regulation of their use, or restrictions on or regulation of access to and operation of the Digital Asset network or similar Digital Assets systems;

- the maintenance and development of the open-source software protocol of the network(s);

- changes in consumer demographics and public tastes and preferences;

- general economic conditions and the regulatory environment relating to Digital Assets; and

- the impact of regulators focusing on digital securities and the potential costs to us associated with such regulatory oversight and/or future policies.

The outcome of these factors could have negative effects on our ability to pursue our business strategy, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may face risks of blockchain volatility and Internet disruptions, which could have a material adverse effect on our Gaming Products.

To the extent our Gaming Products utilize blockchain technology, blockchain network volatility may result in extraordinarily high gas fees (i.e., the fee required to conduct a transaction on a blockchain) and dropped/failed transactions. This volatility could impact the use of Digital Assets in our Gaming Products as it may be very costly or difficult for users to purchase Digital Assets within our games during intense traffic events.

Further, Digital Assets are dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency's network operations until the disruption is resolved and have a material adverse effect on the price of Digital Assets and, consequently, our business, prospects, financial condition, and operating results.

Digital Assets incorporated into our Gaming Products may be negatively affected by technological advances that undermine the cryptographic consensus mechanism underpinning blockchain and distributed ledger protocols.

Advances in cryptography or technical advances such as the development of quantum computing could present risks to the viability of Digital Asset utilized in our Gaming Products by undermining or vitiating the cryptographic consensus mechanism that underpins blockchain and distributed ledger protocols.

The networks, platforms and ecosystems in which our Digital Assets may be used may be unsecured or exploited.

The technology supporting Digital Assets utilized in our Gaming Products may be in early development stages or unproven, and there can be no assurances that the creation, transfer or storage of Digital Assets will be uninterrupted or fully secure. Any such interruptions or security breaches may result in a complete loss of Digital Assets or an unwillingness or inability of users to access, adopt and utilize Digital Assets. Digital Assets may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or other technology, and any such attacks could result in the loss or theft of a Digital Asset.

The blockchain on which ownership of Digital Assets are recorded may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches or the loss, decline in value or theft of Digital Assets.

Digital Assets rely on blockchains to operate. As a result, Digital Assets are subject to a number of reliability and security risks attendant to blockchain and distributed ledger technology, including malicious attacks seeking to identify and exploit weaknesses in the software. Such attacks may materially and adversely affect the blockchain, which may in turn materially and adversely affect the transfer or storage of Digital Assets. As a result of these and other risks of malicious attacks, there can be no assurances that the transfer or storage of Digital Assets which we may utilize in our Gaming Products will be uninterrupted or fully secure. Any such interruption or security failure may result in unauthorized transfers, decline in value or a complete loss of a Digital Asset and reduce the popularity of our Gaming Products.

The technology underlying blockchain technology is subject to a number of known and unknown technological challenges and risks that may result in declines in value of Digital Assets.

The blockchain technology used in connection with Digital Assets, which is sometimes referred to as "distributed ledger technology," is a relatively new and evolving technology. It represents a novel combination of several concepts, including a publicly available database or ledger that represents the total ownership of Digital Assets at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes that permit decentralization by eliminating the need for a central clearinghouse while guaranteeing that transactions are irreversible and consistent, differing methods of incentivizing this authentication by the use of blocks of new tokens issued as rewards for the validator of each new block or transaction fees paid by participants in a transaction to validators and hard limits on the aggregate amount of Digital Assets that may be issued. As a result of the new and untested nature of blockchain technology, Digital Assets are vulnerable to risks and challenges, both foreseen and unforeseen. Examples of these risks and challenges include:

- A blockchain may either increase or decrease the incentive payments required to complete transactions on the blockchain, which could materially and adversely affect the transfer or storage of Digital Assets. Changes could also reduce the number of validators on the blockchain, which could possibly leave the blockchain increasingly vulnerable to a so-called "51% attack"; and

- The expansion of the blockchains and effecting the creation, transfer and storage of Digital Assets, which currently rely on a "proof of stake" consensus protocol system whereby blocks are awarded based on the solving of computationally difficult problems, has resulted in validators using increasing amounts of energy that may be unsustainable as the system continues to grow, and which may draw unfavorable regulatory attention.

Although there may be solutions that have been proposed and implemented to these and other challenges facing various Digital Assets, the effectiveness of these solutions has not been proven. Further, other challenges may arise in the future that we cannot predict. Legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols which could result in a significant loss of value or the elimination of Digital Assets. Accordingly, the further development and future viability of Digital Assets in general is uncertain, and unknown challenges may prevent their wider adoption.

Whether a particular Digital Asset is deemed to be a "security" is subject to a high degree of uncertainty, and if we are unable to properly defend the characterization of a Digital Asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position and recently began to take enforcement action based on a view that many Digital Assets fall within the definition of a "security" under the U.S. federal securities laws. The legal test for determining whether any given Digital Asset is a security is a highly complex, fact- driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular Digital Asset as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. In September 2022, SEC Chair Gary Gensler indicated that the crypto market could be waiting years for an industrywide rulemaking process, saying the agency's preference of working with individual market participants mirrors the decade-long process that brought another budding industry into compliance. In addition, the SEC shares regulatory authority over securities with state regulators and the state regulators have taken enforcement actions against certain Digital Assets.

Several foreign jurisdictions have taken a broad-based approach to classifying Digital Assets as "securities," while certain other foreign jurisdictions have adopted a narrower approach. As a result, certain Digital Assets may be deemed to be a "security" under the laws of some jurisdictions but not others, which would make our compliance with such regulatory schemes difficult and failure to do so could result in fines or other penalties that could negatively impact our business. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of certain Digital Assets as "securities."

The classification of a Digital Asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer and sale of such assets (including offers and sales which may take place within our Gaming Products). For example, a Digital Asset that is deemed to be a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in Digital Assets that are securities in the United States may be subject to registration with the SEC as a "broker" or "dealer." Platforms that bring together purchasers and sellers to trade Digital Assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker- dealer as an alternative trading system ("ATS") in compliance with rules for ATSs. Most current platforms trading Digital Assets are not registered as ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

With respect to the securities status of a Digital Asset that we may incorporate into our Gaming Products, we are developing procedures that will permit us to make a risk-based assessment regarding the likelihood that a particular Digital Asset could be deemed a "security" within the meaning of the U.S. federal and/or state securities laws. This process will involve employees with experience in identifying the indicia of a "security" who will also work with outside legal counsel to make a determination with respect to each Digital Asset, or category of Digital Asset, proposed to be minted and sold by us. These processes and procedures are risk-based assessments and are not a legal standard or binding on regulators or courts. In the event a Digital Asset is deemed by us, pursuant to the above analysis, to possess a reasonable likelihood of being deemed a security, we will use commercially reasonable efforts to (a) comply with applicable laws and regulations by forming, acquiring or engaging a licensed broker-dealer authorized to act as an trading system for those Digital Assets, or (b) transact in such Digital Assets offshore in a way that complies with applicable laws and regulations; or (c) not transact in the subject Digital Asset. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a Digital Asset minted by us and posted and sold on a third-party platform is a "security" under applicable laws. Because we are not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of Digital Assets on platforms run by our third party collaborators, our goal is to only permit posting on platforms those of our Digital Assets for which we determine there are reasonably strong arguments to conclude that the Digital Asset is not a security. However, we recognize that the application of securities laws to the specific facts and circumstances of Digital Assets may be complex and subject to change, and that our determination does not guarantee any conclusion under the U.S. federal securities laws.

There is a risk that we may improperly characterize any given Digital Asset as a security or non- security for purposes of determining whether third-party platforms will allow the posting of such Digital Asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, state or foreign regulatory authority, or a court were to determine that Digital Assets offered or sold by us are securities, we would not be able to offer such Digital Assets in our Gaming Products until we are able to do so in a legally compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that a Digital Asset minted and sold by us was a security may also result in us determining that it is advisable to remove certain Digital Assets from trading platforms that have similar characteristics to the Digital Asset that was determined to be a security. Any restriction on secondary trading of our Digital Assets would impair our ability to generate revenue. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the Digital Asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that purchased such Digital Assets from us and suffered losses could also seek to rescind a transaction involving our Digital Assets on the basis that the transaction was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease minting and selling similar Digital Assets, which would negatively impact our business, operating results, and financial condition.

As Digital Assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation.

In the case of Digital Assets, state regulators like the New York Department of Financial Services have created detailed regulatory frameworks which may be costly and time consuming should our Company be required to comply with them. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to certain Digital Assets. Some states, such as New Hampshire, North Carolina and Washington, have amended their statutes to include Digital Assets under existing licensing regimes. Treatment of Digital Assets continues to evolve under federal law as well. The Department of the Treasury, the SEC and the CFTC, for example, have each published guidance on the treatment of Digital Assets. The Internal Revenue Service (the "IRS") released guidance treating Digital Assets as property that is not currency for U.S. federal income tax purposes, although it is unclear at this time whether courts or other federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of Digital Assets is also uncertain. The CFTC has publicly taken the position that certain Digital Assets are commodities, and the SEC has issued public reports and statements stating that federal securities laws require treating many Digital Assets as securities.

Moreover, there has been increasing regulatory scrutiny of "play to earn" games in the United States, with the concern that such games may be considered illegal lotteries. Including play to earn games in our metaverses is a material aspect of our future business strategy, so increased regulation or regulatory scrutiny of play to earn games could harm our business.

To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over Digital Assets such as ours or aspects of our business, the value of such our company in general may be materially and adversely affected.

Current and future legislation and rulemaking regarding Digital Assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the CFTC and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which Digital Assets are treated. For example, Digital Assets derivatives are not excluded from the definition of "commodity future" by the CFTC. Furthermore, according to the CFTC, Digital Assets fall within the definition of a commodity under the federal Commodity Exchange Act of 1936, as amended (the "CEA"), and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, we may seek to cease certain of our operations to avoid the registration requirement. Modifying our business to avoid a registration requirement with the CFTC or another governmental or self-regulatory authority may have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and the price of the last capital raise of the Company. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Anti-takeover provisions in Delaware law could discourage, delay, or prevent a change in control of the Company and may affect the trading price of our Common Stock.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our articles of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

The securities acquired in this Offering may be significantly diluted as a consequence of the bonus Securities offered in this Offering.

If we issue bonus Securities pursuant to this Offering, some Investors may experience dilution. Investors who invest $1,000 or more in this Offering will be entitled to receive bonus Securities of up to 15%. Therefore, investors receiving bonus Securities are effectively receiving a discount on the Securities they purchase. Bonus Securities have identical rights, privileges, preferences as well as restrictions to the Common Stock to be purchased by investors. The issuance of bonus Securities will cause immediate dilution to your investment.

There is no market for our Shares.

Our Shares are not currently listed on any exchange or otherwise publicly traded. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. .

We have established Preferred Stock which can be designated by the Company's Board of Directors without shareholder approval.

The Company has authorized unlimited shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company's shareholders, shareholders of the Company will have no control over what designations and preferences the Company's preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a minimum of $4,998, and a maximum of $4,999,995 in Shares of common stock of the Company at a price of $7.00 per Share. The minimum investment for any investor is $504. If the Target Offering Amount has not been raised by the Offering Deadline of August 7, 2025, this offering will be terminated and investor funds will be returned without interest or deduction.

For investments made within the first 30 days from the date of this Offering Statement, the Company is offering the following bonuses:

- Invest $1,000
  - 3% Bonus Shares
  - Early Access to beta game(s) for two years

- Invest $2,500
  - 5% Bonus Shares
  - Early Access to beta game(s) for two years
  - Special Edition T-shirt

- Invest $5,000
  - 7% Bonus Shares
  - Early Access to beta game(s) for two years
  - Special Edition T-shirt
  - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $10,000
  - 12% Bonus Shares
  - Early Access to beta game(s) for two years
  - Special Edition HOODIE
  - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $20,000
  - 12% Bonus Shares
  - Name listed as credit on game
  - Exclusive Invite to 2025 Orange Comet Launch Party
  - Early Access to beta game(s) for two years
  - Special Edition HOODIE
  - Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $50,000
  ### *Become Immortalized in The Walking Dead Universe!*
  - 15% Bonus Shares
  - Name listed as credit on game
  - Exclusive Invite to 2025 Orange Comet Launch Party
  - Early Access to beta game(s) for two years
  - Special Edition HOODIE
  - Limited Edition Prints – production art of game 8x10 (unsigned)
  - Your face digitally sculpted onto a Walker in the official Walking Dead video game and you can terrorize players as YOUR Walker "zombie" self

IF YOU ARE ONE OF THE FIRST TEN (10) INVESTORS WHO INVEST $50,000 or more from the date of this Offering:

- o   You will ALSO receive an AUTHENTIC WALKER OUTFIT worn in the AMC series!

For investments made after the first 30 days from the date of this Offering Statement, the Company is offering the following bonuses:

- Invest $1,000
  - o   Early Access to beta game(s) for two years

- Invest $2,500
  - o   3% Bonus Shares
  - o   Early Access to beta game(s) for two years
  - o   Special Edition T-shirt

- Invest $5,000
  - o   5% Bonus Shares
  - o   Early Access to beta game(s) for two years
  - o   Special Edition T-shirt
  - o   Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $10,000
  - o   10% Bonus Shares
  - o   Early Access to beta game(s) for two years
  - o   Special Edition HOODIE
  - o   Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $20,000
  - o   12% Bonus Shares
  - o   Name listed as credit on game
  - o   Exclusive Invite to 2025 Orange Comet Launch Party
  - o   Early Access to beta game(s) for two years
  - o   Special Edition HOODIE
  - o   Limited Edition Prints - production art of game 8x10 (unsigned)

- Invest $50,000
  ### *Become Immortalized in The Walking Dead Universe!*
  - o   15% Bonus Shares
  - o   Name listed as credit on game
  - o   Exclusive Invite to 2025 Orange Comet Launch Party
  - o   Early Access to beta game(s) for two years
  - o   Special Edition HOODIE
  - o   Limited Edition Prints – production art of game 8x10 (unsigned)
  - o   Your face digitally sculpted onto a Walker in the official Walking Dead video game and you can terrorize players as YOUR Walker "zombie" self

IF YOU ARE ONE OF THE FIRST TEN (10) INVESTORS WHO INVEST $50,000 or more from the date of this Offering:

- o   You will ALSO receive an AUTHENTIC WALKER OUTFIT worn in the AMC series!

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. The next month begins at 12:00 am on the 30th day after Launch Date (the conclusion of the prior 30-day period) and concludes at 11:59 pm EDT 30-days later (03:59 am UTC on the 31st day). Perks based on amount invested will not be cumulative based on the aggregate amount invested over time, but rather applied to each individual investment respectively. All bonus shares will be issued at the conclusion of the offering.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

$47,500 activation fees;
8.5% of the amount raised in the Offering
$2,000 monthly for technology
$10,000 monthly for marketing
Misc. transfer agent transactional fees

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the maximum offering amount. If we raise only the target Offering Amount, all proceeds will be applied to intermediary fees.

Use of Proceeds	Percentage
Fees to Intermediary	10%
Game development and general corporate purposes	90%

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Shares by completing the subscription process hosted by DealMaker Securities, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal to the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Shares have been sold or the Offering Deadline, or such date as earlier terminated by the Company. All investors with unaccepted subscriptions commitments will receive notice of their scheduled closing date at least five business days prior to such closing. Investors who are committed as of the date such notice is provided will be able to cancel their investment commitment until 48 hours before the applicable offering closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue 80,000,000 shares of common and 20,000,000 shares of preferred stock. As of July 29, 2024, the Company has issued approximately 18,625,210 shares of common stock to approximately 107 holders. Following this offering, we will have approximately 19,339,495 shares of common stock outstanding, assuming all offered Shares are sold. The Company has not designated or issued any preferred stock.

Common Stock

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Shareholders may take action by written consent.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

<u>Preferred Stock</u>

The board of directors is authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the board of directors without approval of the holders of common stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the common stock, the Preferred Stock, or any future class or series of Preferred Stock or common stock.

Distributions

We have not paid dividends to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Delaware Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Additional issuances of securities.

Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and a majority of shareholders. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which will dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for interests that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of estimation. The same method can produce a different valuation if used by a different person. Different methods of valuation produce a different answer as to what your investment is worth.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering, primarily basing it upon the projected revenue, comparative company valuations and the last priced round of the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Outstanding Options, Shares, Convertible Notes, Warrants

As of the date of this Form C, the Company has 3,406,831 warrants outstanding, $3,000,000 in SAFEs outstanding, $10,084,688 in convertible notes outstanding, and 13,985,567 options and restricted stock units outstanding under its 2021 equity incentive plan.

Transfer Agent and Registrar

DealMaker Transfer Agent, LLC will act as transfer agent and registrar for the Securities. All Shares will be issued in book entry form.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as Exhibit E.

Operations, Liquidity, and Capital Resources

Revenues decreased $5,593,240 from $5,959,808 in 2022 to $366,568 in 2023. The decrease was due to the Company accelerating game development and adjusting to the digital asset market conditions. During 2023, the Company has re-prioritized its operations towards game development and has sold less digital assets as a result of both market conditions and changes in marketing and management strategies.

Cost of goods sold increased $787,449 from $284,574 in 2022 to $1,072,022 in 2023 due to amortization of new IP contracts.

Officers and director's compensation increased $227,194 from $2,102,972 in 2022 to $2,330,166 in 2023 due to the hiring of certain officers and directors within 2022. Some officers and directors were consultants prior to being hired as employees. Throughout 2023, all officers and directors were employees.

Professional fees increased $779,878 from $734,286 in 2022 to $1,514,164 in 2023 due to legal fees, audit costs and issuance costs related to SAFEs Convertible Notes and related warrants.

Other operating expenses increased $32,814 from $1,983,299 in 2022 to $2,016,114 in 2023, due to increased expenditures as the company re-prioritized its operations toward game development.

Net operating loss decreased $1,200,193 from -$21,493,833 in 2022 to -$20,293,640 in 2023. The decrease was primarily driven by cost cutting measures during the beginning of 2023, then the Company accelerated game development in the latter part of 2023.

Liquidity and Capital Resources

The financial statements included in an Exhibit in this Form C have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. We have determined that there is substantial doubt in our ability to continue as a going concern within twelve months following the issuance of our consolidated financial statements. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The substantial doubt regarding our ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

As of December 31, 2023, the Company had $7,332,558 cash and cash equivalents on hand. At December 31, 2023, we had $21,345,499 in liabilities related to licensing agreements for future minimum royalty payments over the life of those contracts, convertible debt, warrants and SAFESs. We are reliant on proceeds from this offering to continue game development and fund general corporate expenses.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations, long term obligations as they come due and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from raising additional funds from the private sources and/or debt financing and future operations. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

Our plan of operation for the next twelve months is to raise capital to implement our strategy. We do not have the necessary cash and revenue to satisfy our cash requirements for the next twelve months. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations.

Our plan over the next three years, assuming sufficient capital, is as follows:

2024
- Release AMC's The Walking Dead - First Playable
- Fast & Furious - Prototype
- Add five (5) Anime Gaming Projects to pipeline
- Add another five Roblox games to the pipeline

2025
- Full Release AMC's The Walking Dead
- Full Release Fast & Furious
- Full Release Electric State
- Release 10+ Roblox games
- Build pipeline of games with new partnerships

2026
- Full Release Sound of Fury
- Full Release Teenage Mutant Ninja Turtles
- Release 10+ Roblox games
- Generate additional revenue with new iterations/releases of existing games
- Continue to build our pipeline of games with new IP partnerships

The above are strictly our current targets and actual results may vary significantly. We may elect to delay launch of any product, increase focus on another project, cease pursuing certain projects listed, or focus working on new projects not listed here. Additionally, many events outside of our control could cause us to not meet or otherwise alter the above milestone goals. As we have not launched any games, we are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offerings exempt under the Securities Act.

Previous Offerings of Securities
All of the following offerings relied upon Section 4(a)(2) and Rule 506(b) exemptions:

April 2021: the Company sold 7,700,000 shares for $7,700 to founders and initial advisors.

May - July 2021: the Company sold 5,625,000 shares for $5,250,000 to fund startup costs, infrastructure building and general corporate expenses.

November 2021: the Company sold 910,000 shares for $4,550,000 to fund infrastructure, digital asset creation and general corporate expenses.

December 2021: the Company sold 1,080,000 shares for $5,400,000 to fund infrastructure, digital asset creation and general corporate expenses.

July - September 2022: the Company issued $3,389,800 in SAFEs to fund infrastructure, digital asset creation and general corporate expenses.

February 2023: the Company raised $7,243,539 through the sale of 905,442 shares of common stock and 785,305 warrants to fund game development and general corporate expenses.

May 2023: the Company issued $3,000,000 in SAFEs with 318,810 warrants with a $9.41 exercise price, to fund game development and general corporate expenses.

December 2023 to April 2024: the Company issued $10,084,688 in convertible notes with 916,269 warrants with a $8.0644 exercise price to fund game development and general corporate expenses.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Each of our listed officers has an agreement with the Company, approved by the Board, for his/her compensation.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.orangecomet.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.invest.orangecomet.com.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Incorporation
Exhibit C	Bylaws
Exhibit D	Subscription Agreement
Exhibit E	Audited Financial Statements
Exhibit F	Video Transcripts and Screenshots of Landing Page and FAQ
Exhibit G	Contract with DealMaker
Exhibit H	Escrow Agreement